# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BJs RESTAURANTS INC, CIK 0001013488
CUSIP: 09180C106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, California (CA), 92647
Date of event which requires filing of this statement: 08/03/2026
Filed by CIK 0001750383
Persons authorized to receive notices and communications: Ronald M. Shaich, 777 Brickell Avenue, #500-96800, Miami, Florida (FL), 33131, 6452010601; Michael Dunn, Seyfarth Shaw LLP, 233 South Wacker Drive Suite 8000, Chicago, Illinois (IL), 60606-6448, 3124605000

## Reporting persons
- BJ's Act III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 349,152; sole dispositive power 0; shared dispositive power 349,152; aggregate amount beneficially owned 349,152 (1.6% of the class)
  Comment: Box 13
  
  Based on a total of 21,813,041 shares of Common Stock, which is calculated based upon the sum of (a) 21,273,765 shares of Common Stock issued and outstanding as of July 28, 2026 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2026 (the "10-Q") and (b) 539,276 shares of Common Stock issued upon cashless exercise of warrants on August 3, 2026.
- Act III Holdings, LLC (CIK 0001750383): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 349,152; sole dispositive power 0; shared dispositive power 349,152; aggregate amount beneficially owned 349,152 (1.6% of the class)
  Comment: Box 13
  
  Based on a total of 21,813,041 shares of Common Stock, which is calculated based upon the sum of (a) 21,273,765 shares of Common Stock issued and outstanding as of July 28, 2026 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2026 (the "10-Q") and (b) 539,276 shares of Common Stock issued upon cashless exercise of warrants on August 3, 2026.
- Ronald M. Shaich (CIK 0001034193): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 349,152; sole dispositive power 0; shared dispositive power 349,152; aggregate amount beneficially owned 349,152 (1.6% of the class)
  Comment: Box 13
  
  Based on a total of 21,813,041 shares of Common Stock, which is calculated based upon the sum of (a) 21,273,765 shares of Common Stock issued and outstanding as of July 28, 2026 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2026 (the "10-Q") and (b) 539,276 shares of Common Stock issued upon cashless exercise of warrants on August 3, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BJs RESTAURANTS INC
Address of issuer's principal executive offices: 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, California (CA), 92647
Comment:
This statement constitutes Amendment Number 8 (the "Amendment") to the Schedule 13D relating to the common stock, no par value (the "Common Stock"), of BJ's Restaurants, Inc., a California corporation (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 15, 2020 (the "Original Filing") as amended by Amendment No. 1 ("Amendment No. 1") on November 30, 2020, Amendment No. 2 ("Amendment No. 2") on April 20, 2023, Amendment No. 3 ("Amendment No. 3") on January 2, 2025, Amendment No. 4 ("Amendment No. 4") on November 17, 2025, Amendment No. 5 ("Amendment No. 5") on March 11, 2026, Amendment No. 6 ("Amendment No. 6") on March 19, 2026 and Amendment No. 7 ("Amendment No. 7") on March 23, 2026 (collectively, the "Schedule 13D"), on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The Schedule 13D is hereby amended and supplemented with the following information:

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 3, 2026, the Reporting Persons completed a block trade (the "Transaction") with an investment bank, as principal (the "Purchaser"), pursuant to which the Reporting Persons sold to the Purchaser:

- 710,724 shares of Common Stock; and - warrants to purchase 876,949 shares of Common Stock, which resulted in the issuance of 539,276 shares of Common Stock to the Purchaser upon the Purchaser's immediate cashless exercise of the warrants.

The Reporting Persons completed the Transaction solely for the purposes of portfolio diversification and liquidity management and was not related to any change in the Reporting Persons' assessment of the Issuer's business, management, financial condition or prospects.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: ?
Other persons with the right to receive dividends or sale proceeds:
On August 3, 2026, the Reporting Persons completed a block trade with the Purchaser pursuant to which the Reporting Persons sold to the Purchaser:

- 710,724 shares of Common Stock for an aggregate purchase price of $46,552,422, including 560,444 shares directly beneficially owned by BJ's Act III, LLC and 150,280 shares directly beneficially owned by SC 2018 Trust LLC, a Delaware limited liability company owned by an irrevocable trust established by Ronald Shaich for which Mr. Shaich has sole voting and dispositive power (the "2018 Trust"); and

- Warrants to purchase 876,949 shares of Common Stock with an exercise price of $26.94 per share for an aggregate purchase price of $35,322,578, which warrants were directly beneficially owned by BJ's Act III, LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 3, 2026, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer's Common Stock as a result of the transactions described in this Amendment.

## Signatures
- BJ's Act III, LLC: /s/ Ronald M. Shaich, Ronald M. Shaich/Chief Executive Officer (08/05/2026)
- Act III Holdings, LLC: /s/ Ronald M. Shaich, Ronald M. Shaich/Chief Executive Officer (08/05/2026)
- Ronald M. Shaich: /s/ Ronald M. Shaich, Ronald M. Shaich (08/05/2026)